DC
P6
1-22-08

DIVISION OF
CORPORATION FINANCE

[redacted]

08023797

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

Received SEC
JAN 29 2008
Washington, DC 20549

January 29, 2008

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/29/2008

James Earl Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Re: Exxon Mobil Corporation
Incoming letter dated January 22, 2008

Dear Mr. Parsons:

This is in response to your letter dated January 22, 2008 concerning the shareholder proposal submitted to ExxonMobil by Thomas A. Bonnie. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
FEB 06 2008
THOMSON
FINANCIAL

Enclosures

cc: Thomas A. Bonnie
411 Vista Drive
Wilmette, IL 60091-3139

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1488 Facsimile

James Earl Parsons
Counsel

ExxonMobil

January 22, 2008

VIA HAND DELIVERY
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: *Securities Exchange Act of 1934 – Section 14(a); Rule 14a-8*
Omission of Shareholder Proposal Regarding Shareholder Return Policy

Gentlemen and Ladies:

This letter is to inform you that Exxon Mobil Corporation (the "Company") intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (collectively, the "2008 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from Thomas A. Bonnie (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(i)(f)(1) because the Proponent has not provided the requisite proof of continuous share ownership in response to the Company's proper request for that information. A copy of the Proposal, which requests that the Company's Board of Directors consider whether to arrange for "a rigorous analysis of the [C]ompany's total shareholder return policy, its purpose and effects on shareholders, including an [sic] meaningful analysis of the balance between the dividend rate and share appreciation through buy-backs," is attached hereto as Exhibit A.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(b) and Rule 14a-8(f)(1) Because the Proponent Failed to Establish the Requisite Eligibility to Submit the Proposal.

A. Background.

The Proponent submitted his Proposal on December 10, 2007, to the Company via facsimile, which the Company received on December 10, 2007. *See* Exhibit A. The Proponent did not include with the Proposal evidence demonstrating satisfaction of the ownership requirements of Rule 14a-8(b), nor did he include a statement that he intended to hold Company shares through the date of the 2008 Annual Meeting of Shareholders. Furthermore, the Company confirmed that the Proponent does not appear on the records of the Company's stock transfer agent as a shareholder of record.

Accordingly, the Company sought verification from the Proponent of his eligibility to submit the Proposal. Specifically, the Company sent via overnight mail to the Proponent a letter on December 12, 2007, which was within 14 calendar days of the Company's receipt of the Proposal, notifying the Proponent of the requirements of Rule 14a-8(b) and how the Proponent could cure the procedural deficiency (the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as Exhibit B. The Deficiency Notice stated that "proof of share ownership was not included with [the Proponent's] submission," and explained that the "proof of ownership (1) must be provided by the holder of record; (2) must indicate that [the Proponent] owned the required amount of securities as of December 10, 2007, the date of submission of the [P]roposal; (3) must state that [the Proponent has] continuously owned the securities for at least 12 months prior to December 10, 2007; and (4) must be dated on or after the date of submission." The Deficiency Notice also included a copy of Rule 14a-8.

According to United Parcel Service tracking records, the Proponent received the Deficiency Notice on December 13, 2007. *See* Exhibit C. On December 13, 2007, the Company received a facsimile from the Proponent acknowledging receipt of the Deficiency Notice and attaching "a sheet from Fidelity Investments" purporting to substantiate his eligibility to submit the Proposal (the "Proponent's Response"). *See* Exhibit D. The Proponent's Response also stated that, "this is my written statement that I 'intend to continue ownership of the shares through the date of the annual meeting.'" The attached sheet from Fidelity Investments does not contain a name or an account number, but rather states only "Trust: Under Agreement" dated "as of 12/13/2007."

B. Exclusion of the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate his eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14").

As described above, the Company received the Proposal on December 10, 2007. On December 12, 2007, which was within 14 days of receiving the Proposal, the Deficiency Notice was sent to the Proponent. The Proponent's Response fails, in several respects, to meet the requirements set out in Rule 14a-8(b). Specifically, the Proponent's Response includes a printout from the Fidelity Investments website, which does not demonstrate the Proponent's continuous ownership of the Company's securities. *See* Section C.1.c.(2), SLB 14 (noting that a shareholder's "monthly, quarterly or other periodic investment statements [does not] demonstrate sufficiently continuous ownership of the securities"). Moreover, the Proponent's Response does not establish his ownership as of the date the Proposal was submitted to the Company (December 10, 2007) but instead appears to describe ownership "as of 12/13/2007." Further, the Proponent's Response does not include a statement from the record holder that he *continuously* held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal for at least one year as of the date the Proposal was submitted to the Company (December 10, 2007). Moreover, the Fidelity Investment printout, which does not include a name or account number, seems to relate to shares owned by a "Trust: Under Agreement" although the Proponent submitted the Proposal in his individual capacity. Thus, the Proponent has failed to supply sufficient proof of his ownership under Rule 14a-8(b) and has failed to provide a written statement from the record holder of his securities that he continuously has held the requisite number of Company shares for at least one year as of December 10, 2007, the date the Proposal was submitted to the Company.

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the continuous ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by transmitting to the Proponent in a timely manner the Deficiency Notice, which stated:

- the ownership requirements of Rule 14a-8(b), including that the Proponent provide evidence of his continuous ownership of the requisite amount of Company stock for at least one year;

- the type of documentation necessary to demonstrate the Proponent's continuous ownership under Rule 14a-8(b);

- that the Proponent had to reply to the Deficiency Notice no later than 14 calendar days from the date the Proponent received the Deficiency Notice; and

- that a copy of the shareholder proposal rules set forth in Rule 14a-8 was enclosed.

On numerous occasions the Staff has taken a no-action position concerning a company's omission of shareholder proposals based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See, e.g., General Motors Corp.* (avail. Apr. 5, 2007) (concurring with the exclusion of a shareholder proposal and noting that "the proponent appear[ed] to have failed to supply documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b)"); *Yahoo! Inc.* (avail. Mar. 29, 2007); *CSK Auto Corp.* (avail. Jan. 29, 2007); *Motorola, Inc.* (avail. Jan. 10, 2005), *Johnson & Johnson* (avail. Jan. 3, 2005); *Agilent Technologies, Inc.* (avail. Nov. 19, 2004); *Intel Corp.* (avail. Jan. 29, 2004); *Seagate Technology* (avail. Aug. 11, 2003); *J.P. Morgan Chase & Co.* (avail. Mar. 13, 2002). Similarly, the Proponent has not satisfied his burden of proving his eligibility to submit the Proposal based on his continuous ownership for at least one year of the requisite amount of Company shares as required by Rule 14a-8(b).

Moreover, even if the Proponent's Response included documentation that specifically identified him as the holder of a sufficient quantity or value of the Company's shares, the Proponent's Response would be insufficient because the Fidelity Investment printout does not correspond to the date that the Proposal was submitted to the Company on December 10, 2007, but rather the printout is dated "as of 12/13/2007." Further, the Proponent's Response fails to state that Company shares were *continuously* held for at least one year preceding the Proponent's submission of the Proposal to the Company. The Staff previously has concurred with the exclusion of shareholder proposals because of a record holder's failure to make this claim. *See, e.g., General Motors Corp.* (avail. Apr. 3, 2001) (noting that "while it appears that the proponent did provide some indication that he owned shares, it appears that he has not provided a statement from the record holder evidencing documentary support of *continuous* beneficial ownership of $2,000 or 1% in market value of voting securities, for at least one year prior to the submission of the proposal") (emphasis added). In addition, the Staff has taken a no-action position based on the insufficiency of fixed-dated account records in proving that a proponent has met the minimum ownership requirements of Rule 14a-8(b). *See Duke Realty Corp.* (avail. Feb. 7. 2002) (noting that despite the proponent's submission of a monthly account statement in response to a deficiency notice, "the proponent ha[d] not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of $2,000 or 1% in market value of voting securities for at least one year prior to submission of the proposal"). Similarly, the Proponent's Response is insufficient as evidence that the Proponent meets the minimum ownership requirements of Rule 14a-8(b) because it fails to demonstrate his *continuous* ownership of the Company's securities.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (972) 444-1478.

Sincerely,

James Earl Parsons

James E. Parsons

Enclosures

cc: Thomas A. Bonnie

100371074_3.DOC

EXHIBIT A

Thomas A. Bonnie
411 Vista Drive
Wilmette, IL. 60091-3139
847-251-5483

December 10, 2007

Mr. Henry Hubble
Vice President, Shareholder Relations
ExxonMobil Corp
5959 Las Colinas Blvd
Irving Texas, 75039-2298

Dear Mr. Hubble:

I own 600 shares of Exxon Mobil Corp. Attached is a shareholder resolution for consideration by the shareholder of ExxonMobil at the 2008 Annual Meeting.

Please let me know if any additional information is needed.

Thank you,

Sincerely,

Thomas A. Bonnie

Thomas A. Bonnie

SHAREHOLDER PROPOSAL

DEC 10 2007

NO. OF SHARES -0-
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

Shareholder Resolution

2008 study and report on ExxonMobil shareholder return policy

It has been ExxonMobil's announced position in recent years to balance share buybacks with its dividend rate in a way that ExxonMobil has stated is in the best interest of total shareholder return. This balance has been the subject of frequent debate by shareholders.

Though ExxonMobil's policy has been publicly stated in summary terms, the economic and policy bases on which the Board bases this policy have not been explained sufficiently for the needed understanding of the policy and its effects.

It is hereby respectfully proposed that the Board of Directors of Exxon Mobil consider whether it would be in the best interests of its shareholders

- to arrange for an credible independent party to undertake or update, as appropriate, a rigorous analysis of the company's total shareholder return policy, its purpose and effects on shareholders, including an meaningful analysis of the balance between the dividend rate and share appreciation through buy-backs;
- that this study reference credible and diverse academic and financial community research and opinion on theses issues, as considered necessary to give objectivity to the report;
- that the report include a comparison of the ExxonMobil dividend rate versus that of its peers and industry competitors inside and outside the USA and any known reasons for these differences;
- that the report analyze the effect of its current dividend rate on segments of the company's shareholder base, for example, its individual shareholders, long-term and short term, and institutional investors;
- that the report include projections regarding the likely effect of the company's shareholder return policy on the make-up of the ExxonMobil shareholder base over the next decade;
- that the report include such other material as necessary to make it meaningful and useful to ExxonMobil shareholders, given their diverse individual circumstances, and the larger market;
- that the report be published on the ExxonMobil website during 2008 for the education and understanding of the company's stakeholders, now and future.

EXHIBIT B

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Henry H. Hubble
Vice President, Investor Relations
and Secretary

ExxonMobil

December 12, 2007

VIA UPS – OVERNIGHT DELIVERY

Mr. Thomas A. Bonnie
411 Vista Drive
Wilmette, IL 60091-3139

Dear Mr. Bonnie:

This will acknowledge receipt of the proposal concerning a shareholder return report, which you have submitted in connection with ExxonMobil's 2008 annual meeting of shareholders. However, proof of share ownership was not included with your submission.

SEC Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since you do not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder (for example, a bank or broker) of securities that you may own beneficially.

Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 10, 2007, the date of submission of the proposal; (3) must state that you have continuously owned the securities for at least 12 months prior to December 10, 2007; and (4) must be dated on or after the date of submission. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

In addition, Rule 14a-8(b)(1) requires that you provide a written statement that you intend to continue ownership of the shares through the date of the annual meeting.

Your response adequately correcting these problems must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

You should note that, if your proposal is not withdrawn or excluded, you or your representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

If you intend for a representative to present your proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to present the shareholder proposal on your behalf at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the SEC staff legal bulletin 14C dealing with co-filers of shareholder proposals, we will be requesting each co-filer to provide us with clear documentation confirming your designation to act as lead filer and granting you authority to agree to modifications and/or withdrawal of the proposal on the co-filer's behalf. We think obtaining this documentation will be in both your interest and ours. Without clear documentation from all co-filers confirming and delineating your authority as representative of the filing group, and considering the recent SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

Enclosure

EXHIBIT C

"QuantumView" <QuantumViewNotify@ups.com>

12/13/07 10:41 AM

Please respond to auto-notify@ups.com

To denise.k.lowman@exxonmobil.com

cc

bcc

Subject UPS Delivery Notification, Tracking Number 1Z75105X0191330881

***Do not reply to this e-mail. UPS and Exxon Mobil Corp. will not receive your reply.

At the request of Exxon Mobil Corp., this notice is to confirm that the following shipment has been delivered.

Important Delivery Information

Delivery Date / Time: 13-December-2007 / 9:45 AM
Driver Release Location: FRONT DOOR

Shipment Detail

Ship To:
Mr. Thomas A. Bonnie
Mr. Thomas A. Bonnie
411 Vista Drive
WILMETTE
IL
600913139
US

UPS Service:	NEXT DAY AIR
Shipment Type:	Letter
Tracking Number:	1Z75105X0191330881
Reference Number 1:	0137/6401

EXHIBIT D

Thomas A. Bonnie
411 Vista Drive
Wilmette, IL 60091-3139
847-251-5483

December 13, 2007

Mr. Henry Hubble
Vice President, Shareholder Relations
ExxonMobil Corp
5959 Las Colinas Blvd
Irving Texas, 75039-2298

Dear Mr. Hubble:

In response to your letter of December 12, 2007 regarding the shareholder resolution I submitted, attached is a sheet from Fidelity Investments showing the "Proof of Ownership" as required by SEC Rule 14a-8.

Secondly, this letter is my written statement that I "intend to continue ownership of the shares through the date of the annual meeting.".

Please let me know if there is any additional information required for the proposal.

Sincerely,

Thomas A Bonnie

Thomas A Bonnie

Rachel Aussier 12/13/07

SHAREHOLDER RELATIONS

DEC 14 2007

NO. OF SHARES: ______
COMMENT: ______
ACTION: ______

Accounts & Trade > Portfolio > Positions >

View Lots

Help/Glossary

Account: TRUST: UNDER AGREEMENT [redacted]

Position As of: 12/13/2007, 2:18 AM

Symbol	Description	Quantity	Closing Mkt Value	Total Cost Basis	Unrealized Gain/Loss	Unrealized Gain/Loss %	Type	
XOM	EXXON MOBIL CORP	600.0000	$55,152.00	$5,239.15c	$49,912.85	952.69%	Cash	Trade News Research

Position History

Show: Open Lots The information below is a summary of your open tax lots as of the prior business day's close.

Date Acquired	Quantity	Cost Basis per Share	Closing Mkt Value	Cost Basis	Unrealized Gain/Loss	Unrealized Gain/Loss %	Holding Period	
10/29/1992	556.0000	$6.55	$51,107.52	$3,641.80c	$47,465.72	1,303.36%	Long	Update Basis
09/21/2001	44.0000	$36.30	$4,044.48	$1,597.35	$2,447.13	153.20%	Long	

** In the case of a short sale, total cost ordinarily equals the cost of the asset (including commissions, if any) when purchased for delivery when the sale is closed or covered. However, as cost basis is unknown until the date the short sale is closed or covered, the value Fidelity reports in the Cost Basis column is equal to the price at which the short sale was transacted (total sales proceeds). When calculating the unrealized gain/loss, Fidelity adds the negative value reported in the Closing Mkt Value Column to the positive value reported in the Cost Basis column.

c - Customer provided cost basis. We do not apply any wash sale rules to tax lots with customer provided cost basis.

- Fidelity-provided estimated cost basis (including cost basis and short sale proceeds information provided to Fidelity by customers) gain/loss and holding period information may not reflect all adjustments necessary for tax reporting purposes. You should verify such information against your own records when calculating reportable gain or loss resulting from a sale, redemption, or exchange. Fidelity does not report such information to the IRS or other taxing authorities and is not responsible for the accuracy of such information you may be required to report to federal, state, and other taxing authorities. Fidelity makes no warranties with respect to, and specifically disclaims any liability arising out of your use of, or any tax position taken in reliance upon, such information. Unless otherwise specified, Fidelity determines cost basis at the time of sale based on the average cost-single category (ACSC) method for open-end mutual funds and based on the first-in, first-out (FIFO) method for all other unrestricted securities. Consult a tax adviser for further information.
If securities held in your account are restricted for sale under your company's stock plan rules, Fidelity will use the FIFO method for lots available for sale.

Fidelity's cost basis information system has a cumulative lifetime limit on how much activity it can track for each individual security position in an account. For this purpose, each buy, sell, dividend, wash sale, disallowed loss, stock split, stock merger, etc., is an event. For some customers, this limit can be reached with approximately 1500 events. Cost basis information for events beyond that limit will usually show as "not available" or "unknown". In addition, any cost basis information shown may be outdated due to events occurring after the limit is exceeded. Once the limit is reached, all cost basis information for the affected position will need to be tracked and updated by the investor. Of course, investors will continue to receive confirms and account statements reflecting current transactions in their accounts. If you are uncertain if you have reached, or are near, the lifetime limit on a particular security position in your account, contact your Fidelity representative for more details.

If specific shares were selected manually rather than electronically, cost basis and gain/loss information displayed will be based on the first-in, first-out (FIFO) calculation method. You will need to refer to your trade confirmation for the lot(s) you selected, and calculate your gain/loss accordingly. In addition, you may need to re-calculate cost basis and gain (loss) information for other positions that were based on the first-in, first-out method to remove the effect of any tax lots that were specifically identified and allocated to other sales.

Fidelity INVESTMENTS
Smart move.

Terms of Use Privacy Security Site Map

Rachel Auxier 12/13/07

Thomas A. Bonnie
411 Vista Drive
Wilmette, IL. 60091-3139
847-251-6943

January 25, 2008

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Council
100 F Street, NW
Washington, DC 20549

James Earl Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

RE: Securities and Exchange Act of 1934 - Section 14(a); Rule 14a-8
Commission of Shareholder Proposal Regarding Shareholder Return Policy

Exxon Mobil response to my proposal

This letter is in response to a January 22, 2008 letter filed with the SEC by Exxon Mobil Corporation (the *Exxon SEC Letter*) stating that Exxon intends to exclude my shareholder proposal from its 2008 Proxy Statement.

I am writing to correct the factual errors in the Exxon SEC Letter. I am now and have been in full compliance with the SEC requirements regarding eligibility to submit a shareholder proposal. There is no basis whatsoever for its exclusion.

Rule 14(a)8 requires I provide respond to a deficiency notice within 14 days of receiving it. I complied with this rule.

- I received a notice of deficiency from Exxon on December 13, 2008.
- I replied within 1 day.
- On December 14, 2008, at 6:47 A.M. I faxed to Exxon a letter and account position statement provided by the record holder of the shares, Fidelity Investments (the *Fidelity Report*). I then mailed the original of the Fidelity Report to Exxon, attention of Mr. Henry Hubble, Vice President, Shareholder Relations. Please see Attachment 1. Exxon does not contest that I did this.

Rule 14(a)8 requires proof of ownership from the holder of record. I complied with this rule.

- In fact, I did provide proof of ownership from the record holder of my shares.
- Fidelity Investments is the record holder and/or owner of the nominee in which my shares are held. My shares are held in my personal trust, titled T.A. Bonnie Revocable Trust U/A 1/15/92 T.A. Bonnie Trustee, account number X43052299.
- Therefore I contacted Fidelity Investments and asked for a statement showing my ownership and the period of my ownership. I was advised that the only way to obtain this was to use the Fidelity Investments website and print out the "View Lots" screen. I did this. This was the above-referenced Fidelity Report.
- The Fidelity website in question is a secured site, requiring a password and proper authentication to me. Only I have access to it. Thus the information extracted is mine only and the shares reported there are mine. This is further evidence of ownership.

- In order further to verify as factual the Fidelity Report I extracted I directed a Fidelity Investments representative to stamp and sign both the cover letter and the Fidelity Report. I sent Exxon the Fidelity Report as certified by the authorized Fidelity Investments representative. [1]

- As a final corroboration I now am sending the Premium Services Investment Report (Attachment 2). The Fidelity Report and the Fidelity Investments Premium Service Investment Report reference the **same account number**, X43052299 and show the trust titled "T.A. Bonnie Revocable Trust U/A 1/15/92 T. A. Bonnie Trustee."

- There is therefore no question that the Fidelity Report does evidence my ownership and was timely submitted December 14, 2008.

Rule 14(a)8 requires proof of continuous ownership for the period of at least one year prior to submission of the shareholder proposal. I complied with this rule.

- I timely proved that I owned the required shares for the required period and many years longer.

- Reading the Fidelity Report section "Position History," submitted December 14, 2008, clearly shows that as of the date of the Fidelity Report (12/13/08) I owned 2 lots of Exxon shares, both purchased much more than 1 year before.
    - Lot 1: 556 shares acquired in 1992.
    - Lot 2: 44 shares, acquired in 2001.

- The Fidelity Report therefore shows that I owned these shares on December 10 and every day before that date, going all the way back to the dates of acquisition in 1992 and 2001, respectively.

Rule 14(a)8 requires proof of ownership as of the date on which the proposal is filed. I complied with this rule.

- I provided proof of ownership as of December 10, 2008.

- As per the facts set forth above, the Fidelity Report clearly demonstrated ownership of Exxon shares as of December 10, the date of submission of the shareholder proposal. It shows that I owned these shares on December 10, since it shows I owned them on December 13 and every day before that date, going all the way back to the dates of acquisition in 1992 and 2001, respectively.

In conclusion Exxon has misstated the facts of my good faith submission. **I do not appreciate the additional time, effort, and counsel fees required for me to re-establish those facts in response to Exxon's inappropriate and wasteful effort to exclude my lawful shareholder proposal.** The facts are that I did all that is required under the SEC rules and all that has been requested by Exxon, including accepting Exxon's request that I engage with them in a wasteful telephone conference call in January, in which Exxon gave me no answers or information at all.

I am sincerely interested in the total shareholder return issue set out in my shareholder proposal. This is each shareholder's proper role: to ask questions and get answers about his investment. I am doing what is appropriate for myself, as I have a very significant $50,000+ investment in Exxon, and doing what is appropriate for the entire Exxon shareholder population.

Thank you,

Sincerely,

Thomas A. Bonnie

Thomas A. Bonnie

Attachment 1: Fidelity Report
Attachment 2: Fidelity Investments Investment Report

---

[1] The Fidelity verification stamp was in green ink, a color completely transparent to facsimile transmission and to xerographic reproduction. Thus the Fidelity Report and the accompanying letter show the signature of Rachel Auxier, the authorized Fidelity representative, and the date of 12/13/07, but unfortunately do not show the outline of the stamp.

'Attachment 1

Accounts & Trade > Portfolio > Positions >

View Lots

Help/Glossary

Account: TRUST: UNDER AGREEMENT (X43052299)

Position

As of: 12/13/2007, 2:18 AM

Symbol	Description	Quantity	Closing Mkt Value	Total Cost Basis	Unrealized Gain/Loss	Unrealized Gain/Loss %	Type	
XOM	EXXON MOBIL CORP	600.0000	$55,152.00	$5,239.15c	$49,912.85	952.69%	Cash	Trade News Research

Position History

Show: Open Lots The information below is a summary of your open tax lots as of the prior business day's close.

Date Acquired	Quantity	Cost Basis per Share	Closing Mkt Value	Cost Basis	Unrealized Gain/Loss	Unrealized Gain/Loss %	Holding Period	
10/29/1992	556.0000	$6.55	$51,107.52	$3,641.80c	$47,465.72	1,303.36%	Long	Update Basis
09/21/2001	44.0000	$36.30	$4,044.48	$1,597.35	$2,447.13	153.20%	Long	

** In the case of a short sale, total cost ordinarily equals the cost of the asset (including commissions, if any) when purchased for delivery when the sale is closed or covered. However, as cost basis is unknown until the date the short sale is closed or covered, the value Fidelity reports in the Cost Basis column is equal to the price at which the short sale was transacted (total sales proceeds). When calculating the unrealized gain/loss, Fidelity adds the negative value reported in the Closing Mkt Value Column to the positive value reported in the Cost Basis column.

c - Customer provided cost basis. We do not apply any wash sale rules to tax lots with customer provided cost basis.

Fidelity-provided estimated cost basis (including cost basis and short sale proceeds information provided to Fidelity by customers) gain/loss and holding period information may not reflect all adjustments necessary for tax reporting purposes. You should verify such information against your own records when calculating reportable gain or loss resulting from a sale, redemption, or exchange. Fidelity does not report such information to the IRS or other taxing authorities and is not responsible for the accuracy of such information you may be required to report to federal, state, and other taxing authorities. Fidelity makes no warranties with respect to, and specifically disclaims any liability arising out of your use of, or any tax position taken in reliance upon, such information. Unless otherwise specified, Fidelity determines cost basis at the time of sale based on the average cost-single category (ACSC) method for open-end mutual funds and based on the first-in, first-out (FIFO) method for all other unrestricted securities. Consult a tax adviser for further information.

If securities held in your account are restricted for sale under your company's stock plan rules, Fidelity will use the FIFO method for lots available for sale.

Fidelity's cost basis information system has a cumulative lifetime limit on how much activity it can track for each individual security position in an account. For this purpose, each buy, sell, dividend, wash sale, disallowed loss, stock split, stock merger, etc., is an event. For some customers, this limit can be reached with approximately 1500 events. Cost basis information for events beyond that limit will usually show as "not available" or "unknown". In addition, any cost basis information shown may be outdated due to events occurring after the limit is exceeded. Once the limit is reached, all cost basis information for the affected position will need to be tracked and updated by the investor. Of course, investors will continue to receive confirms and account statements reflecting current transactions in their accounts. If you are uncertain if you have reached, or are near, the lifetime limit on a particular security position in your account, contact your Fidelity representative for more details.

If specific shares were selected manually rather than electronically, cost basis and gain/loss information displayed will be based on the first-in, first-out (FIFO) calculation method. You will need to refer to your trade confirmation for the lot(s) you selected, and calculate your gain/loss accordingly. In addition, you may need to re-calculate cost basis and gain (loss) information for other positions that were based on the first-in, first-out method to remove the effect of any tax lots that were specifically identified and allocated to other sales.

Fidelity Investments
Smart move.

Terms of Use Privacy Security Site Map

Rachel Auxier 12/13/07

Attachment 2

Fidelity Investments

Premium Services

Investment Report

December 1, 2007 - December 31, 2007

Fidelity Account SM X43-052299 T A BONNIE REVOCABLE TRUST U/A 01/15/92 THOMAS A BONNIE TRUSTEE

Holdings (Symbol) as of December 31, 2007	Performance December 31, 2007	Quantity December 31, 2007	Price per Unit December 31, 2007	Total Cost Basis	Total Value December 1, 2007	Total Value December 31, 2007
EL PASO CORP COM (EP)		200.000	17.240	unknown	3,216.00	3,448.00
EXELON CORP (EXC)		400.000	81.640	unknown	32,428.00	32,656.00
EXXON MOBIL CORP (XOM)		600.000	93.690	5,239.15c	53,496.00	56,214.00

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 29, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 22, 2008

The proposal relates to ExxonMobil's shareholder return policy.

There appears to be some basis for your view that ExxonMobil may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of ExxonMobil's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if ExxonMobil omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

William A. Hines
Special Counsel

END